April 6, 2006	TSX: QC
AMEX/AIM: QCC

QUEST CAPITAL CORP. ANNOUNCES $50,000,000
'BOUGHT DEAL' FINANCING

Quest Capital Corp. has entered into an agreement with a syndicate of underwriters led by GMP Securities LP, which has agreed to purchase, on a bought-deal basis, 15,625,000 common shares of the company at a purchase price of $3.20 per common share, for total gross proceeds of approximately $50-million. The underwriters will also have an option, exercisable for a period of 30 days following the closing date, to purchase up to an additional 2,343,750 shares to cover overallotments and for market-stabilization purposes. The company intends to use the net proceeds for general corporate purposes.

The common shares to be issued under this offering will be offered by way of a short-form prospectus in all of the provinces in Canada and in the United States on a private-placement basis pursuant to an exemption from the registration requirements of the U.S. Securities Act of 1933, as amended.

The offering is scheduled to close on or about April 27, 2006, and is subject to certain conditions including, but not limited to, the receipt of all necessary approvals including the approval of the Toronto Stock Exchange, the Alternative Investment Market (AIM) of the London Stock Exchange, the American Stock Exchange and the securities regulatory authorities.

About Quest
Quest Capital Corp. is a merchant banking organization that focuses on providing financial services primarily to companies in the mining, oil and gas, manufacturing and real estate industries. Quest provides bridge and mortgage financing, and corporate finance and management services.

For more information about Quest, please visit our website (www.questcapcorp.com) or contact:

A. Murray Sinclair	Mark Monaghan
Managing Director	Vice President
Tel: 604.689.1428	Tel: 416.367.8383
Toll free: 800.318.3094

Forward Looking Statements

Statements contained in this news release that are not historical facts are forward-looking statements that involve various risks and uncertainty affecting the business of Quest. Actual results realized may vary materially from the information provided in this release. As a result, there is no representation by Quest that actual results realized in the future will be the same in whole or in part as those presented herein.

QUEST CAPITAL CORP.
Vancouver: Suite 300, 570 Granville Street, Vancouver, BC, Canada V6C 3P1 - Tel: 604-689-1428 - Toll Free: 800-318-3094 - Fax: 604-681-4692
Toronto: 77 King Street West, PO Box 157, Suite 3110, Royal Trust Tower, Toronto-Dominion Centre, Toronto, ON, Canada M5K 1H1 - Tel: 416-367-8383 - Fax: 416-367-4624